

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Brandon Robinson
Chief Executive Officer
New Horizon Aircraft Ltd.
3187 Highway 35
Lindsay, Ontario, K9V 4R1

> **Re: New Horizon Aircraft Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on April 8, 2024**
> **File No. 333-277063**

Dear Brandon Robinson:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

MD&A, page 49

1. Please revise the MD&A section to cover the periods covered by the financial statements of New Horizon Aircraft Ltd. that are included in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing